UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

HP Inc.
(Exact name of the registrant as specified in its charter)

DELAWARE	1-4423	94-1081436
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1501 PAGE MILL ROAD, PALO ALTO, CA	94304
(Address of principal executive offices)	(Zip Code)

Whitney Cox,
SVP, Deputy General Counsel, Corporate and Corporate Secretary
(650) 857-1501
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 —     Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025, of HP Inc. required by Item 1.01 is filed as Exhibit 1.01 hereto and is publicly available electronically at https://www.hp.com/content/dam/sites/worldwide/corporate/hp-information/sustainable-impact/document-reports/conflictminerals.pdf.

Item 1.02 —    Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2025 is filed as Exhibit 1.01 hereto.

Section 2 —    Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 —    Exhibits

Item 3.01    Exhibits

Exhibit 1.01

Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HP INC.

May 29, 2026	By:	/s/ JULIE JACOBS
	Name:	Julie Jacobs
	Title:	Chief Legal Officer & General Counsel